UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

EASTMAN KODAK COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

277461 40 6

(CUSIP Number)

Stephen S. Sypherd

FS Investment Corporation

FS Investment Corporation II

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

Tel: (215) 495-1150

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461 40 6	Page 2 of 16

1	Names of reporting persons FS Investment Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 61,859*
	8	Shared voting power 0
	9	Sole dispositive power 61,859*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 61,859*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%*
14	Type of reporting person (see instructions) CO

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s proxy statement filed on April 9, 2018. Based on the closing price of the Common Stock on April 9, 2018, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 63,705 shares of Common Stock, representing 0.1% of the Common Stock outstanding as of March 28, 2018.

CUSIP No. 277461 40 6	Page 3 of 16

1	Names of reporting persons Locust Street Funding LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 13,853*
	8	Shared voting power 0
	9	Sole dispositive power 13,853*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 13,853*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%*
14	Type of reporting person (see instructions) OO

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s proxy statement filed on April 9, 2018. Based on the closing price of the Common Stock on April 9, 2018, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 63,705 shares of Common Stock, representing 0.1% of the Common Stock outstanding as of March 28, 2018.

CUSIP No. 277461 40 6	Page 4 of 16

1	Names of reporting persons FS Investment Corporation II
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,846*
	8	Shared voting power 0
	9	Sole dispositive power 1,846*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,846*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%*
14	Type of reporting person (see instructions) CO

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s proxy statement filed on April 9, 2018. Based on the closing price of the Common Stock on April 9, 2018, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 63,705 shares of Common Stock, representing 0.1% of the Common Stock outstanding as of March 28, 2018.

CUSIP No. 277461 40 6	Page 5 of 16

1	Names of reporting persons FB Income Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) IA

CUSIP No. 277461 40 6	Page 6 of 16

1	Names of reporting persons FSIC II Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) IA

CUSIP No. 277461 40 6	Page 7 of 16

1	Names of reporting persons Michael C. Forman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%*
14	Type of reporting person (see instructions) IN

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s proxy statement filed on April 9, 2018.

CUSIP No. 277461 40 6	Page 8 of 16

1	Names of reporting persons Gerald F. Stahlecker
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) IN

CUSIP No. 277461 40 6	Page 9 of 16

1	Names of reporting persons Zachary Klehr
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) IN

CUSIP No. 277461 40 6	Page 10 of 16

1	Names of reporting persons Sean Coleman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%
14	Type of reporting person (see instructions) IN

*	Based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018, as reported in the Issuer’s proxy statement filed on April 9, 2018.

EXPLANATORY NOTE

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on September 13, 2013, as amended on October 3, 2013, as amended on January 12, 2015, as amended on April 24, 2015, as amended on November 10, 2015 and as amended on October 18, 2016 (as amended, the “Amended 13D”). Except as amended herein, the Amended 13D is unchanged and remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment No. 6 shall have the respective meanings ascribed to them in the Amended 13D.

This Amendment No. 6 is filed to report that:

•	effective as of December 11, 2017, Gerald F. Stahlecker and Zachary Klehr resigned from the investment committee of each of FB Income Advisor, LLC and FSIC II Advisor, LLC. Accordingly, Gerald F. Stahlecker and Zachary Klehr no longer may be deemed to have shared voting, investment and/or dispositive power with respect to Common Stock held by the FS Funds;

•	effective as of April 9, 2018, (i) FS Investment Corporation terminated FB Income Advisor, LLC as its investment adviser and (ii) FS Investment Corporation II terminated FSIC II Advisor, LLC as its investment adviser. Accordingly, FB Income Advisor, LLC and FSIC II Advisor, LLC no longer may be deemed to have sole voting, investment and/or dispositive power with respect to Common Stock held by the applicable FS Funds; and

•	effective as of April 9, 2018, GSO Capital Partners LP and its affiliates concluded their relationship with respect to all of FS Investments’ sponsored funds sub-advised by GSO or its affiliates, including FS Investment Corporation and FS Investment Corporation II. As a result, each of the GSO Entities and certain related reporting persons who previously reported together with the reporting persons pursuant to a Joint Filing Agreement will now report their beneficial ownership of Issuer securities on a separate Schedule 13D statement.

Due to the fact that each of FS Investment Corporation, Locust Street Funding LLC, FS Investment Corporation II, FB Income Advisor, LLC, FSIC II Advisor, LLC, Michael C. Forman, Gerald F. Stahlecker, Zachary Klehr and Sean Coleman has ceased to be the beneficial owner of more than 5% of the Common Stock, this Amendment No. 6 is an “exit filing” with respect to each of them.

Item 2.	Identity and Background.

Item 2 of the Amended 13D is hereby amended and restated as follows:

(a) – (c) This Schedule 13D is being filed by:

•	(i) FS Investment Corporation, a Maryland corporation (“FSIC”), (ii) Locust Street Funding LLC, a Delaware limited liability company, (iii) FS Investment Corporation II, a Maryland corporation (“FSIC II” and, together with FSIC and Locust Street Funding LLC, the “FS Funds”); and

•	Michael C. Forman and Sean Coleman, each of whom is a citizen of the United States of America (collectively, the “FS Persons”).

The principal business address of each of the FS Funds and the FS Persons is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

The principal business of FSIC and FSIC II as externally-managed, non-diversified, closed-end management investment companies is investing primarily in senior secured loans and second lien loans of private U.S. companies. The principal business of Locust Street Funding LLC, a wholly-owned subsidiary of FSIC, is procuring financing or otherwise holding investments. The principal occupation of each of Messrs. Forman and Coleman is serving as an executive of the FS Funds and/or their affiliates. No FS Person owns any shares of Common Stock directly, and each FS Person disclaims beneficial ownership of the shares of Common Stock held by the FS Funds.

Set forth on Schedule I and Schedule II to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of FSIC and FSIC II: (i) the name; (ii) the business address; (iii) to the best of FSIC’s or FSIC II’s knowledge as of the date hereof, as applicable, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) to the best of FSIC’s or FSIC II’s knowledge as of the date hereof, as applicable, the citizenship.

(d) During the last five years, none of the Reporting Persons or, to the best of FSIC’s or FSIC II’s knowledge, any of the executive officers or directors set forth on Schedules I and II attached hereto, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best of FSIC’s or FSIC II’s knowledge, any of the executive officers or directors set forth on Schedule I and II attached hereto, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons and Schedule I and Schedule II for citizenship of each of the executive officers and directors of FSIC and FSIC II.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(b) of the Amended 13D is hereby amended and restated as follows:

The below beneficial ownership percentage is based on 42,642,450 shares of Common Stock outstanding as of March 28, 2018 (as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on April 9, 2018). Based on the closing price of the Common Stock on April 9, 2018, the Reporting Persons (other than Michael Forman and Sean Coleman) may be deemed to be the beneficial owners of an aggregate of 63,705 shares of Common Stock, representing 0.1% of the Common Stock outstanding as of March 28, 2018.

As of the date hereof, (i) FSIC directly holds 48,006 shares of Common Stock, (ii) Locust Street Funding LLC directly holds 13,853 shares of Common Stock and (iii) FSIC II directly holds 1,846 shares of Common Stock. FSIC is the sole member of Locust Street Funding LLC. In addition, each of Michael C. Forman and Sean Coleman may be deemed to have shared voting, investment and/or dispositive power with respect to the shares of Common Stock held by the FS Funds.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the FS Funds to the extent they directly hold the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

Item 5(c) of the Amended 13D is hereby amended and restated as follows:

(c) Except as set forth herein, none of the Reporting Persons or, to the best of FSIC’s or FSIC II’s knowledge as of the date hereof, as applicable, any of the persons named in Schedules I and II attached hereto, has engaged in any transaction during the past 60 days in any shares of Common Stock.

Item 5(e) of the Amended 13D is hereby amended and restated as follows:

(e) This is an “exit filing” with respect to each of FS Investment Corporation, Locust Street Funding LLC, FS Investment Corporation II, FB Income Advisor, LLC, FSIC II Advisor, LLC, Michael C. Forman, Gerald F. Stahlecker, Zachary Klehr and Sean Coleman. See Explanatory Note.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Amended 13D is hereby amended as follows:

Exhibit A	Joint Filing Agreement, dated April 11, 2018, among the Reporting Persons (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2018

FS Investment Corporation

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	General Counsel and Secretary

Locust Street Funding LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Vice President

FS Investment Corporation II

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	General Counsel and Secretary

FB Income Advisor, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Managing Director

FSIC II Advisor, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Managing Director

Michael C. Forman

/s/ Michael C. Forman

Gerald F. Stahlecker

/s/ Gerald F. Stahlecker

Zachary Klehr

/s/ Zachary Klehr

Sean Coleman

/s/ Sean Coleman

[Schedule 13D/A - Eastman Kodak Company]

SCHEDULE I

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or other organization in which the employment is conducted for each member of FSIC’s board of directors and each executive officer of FSIC. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such director or executive officer is c/o FS Investment Corporation, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Directors

Name	Position	Business Address
Michael C. Forman	Chairman and Chief Executive Officer of FSIC

Todd C. Builione	President of FSIC and President of KKR Credit & Markets	9 West 57th Street, Suite 4200, New York, NY 10019

Gregory P. Chandler	Chief Financial Officer of Emtec, Inc. and member of board of directors of Emtec Inc., a publicly-traded global information technology services provider	100 Matson Ford Road, Two Radnor Corporate Ctr., Suite 420, Radnor, PA 19087

Barry H. Frank	Partner of Archer & Greiner, P.C., a law firm	One Liberty Place, 32nd Floor, 1650 Market Street, Philadelphia, PA 19103

Michael J. Hagan	Co-founder and Managing Partner of Hawk Capital Partners, a private investment firm	1700 Market St., Suite 1005, Philadelphia, PA 19103

Jeffrey K. Harrow	Chairman of Sparks Marketing Group, Inc., a global event marketing agency	2828 Charter Road, Philadelphia, PA 19154

Philip E. Hughes, Jr.	Vice-Chairman of Keystone Industries, an international manufacturing and distribution company	480 S Democrat Rd, Gibbstown, NJ 08027

Pedro A. Ramos	President and Chief Executive Officer of The Philadelphia Foundation, a charitable foundation	1234 Market St, Suite 1800, Philadelphia, PA 19107

Joseph P. Ujobai	Executive Vice President of SEI Investments Company, a provider of investment processing, investment management and investment operations solutions	1 Freedom Valley Drive, Oaks, PA 19456

Executive Officers

Name	Position
Michael C. Forman	Chief Executive Officer of FSIC

Todd Builione	President of FSIC

William Goebel	Chief Financial Officer and Treasurer of FSIC

Zachary Klehr	Executive Vice President of FSIC

Daniel Pietrzak	Chief Investment Officer of FSIC

Stephen S. Sypherd	General Counsel and Secretary of FSIC

James F. Volk	Chief Compliance Officer of FSIC

SCHEDULE II

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or other organization in which the employment is conducted for each member of FSIC II’s board of directors and each executive officer of FSIC II. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such director or executive officer is c/o FS Investment Corporation II, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Directors

Name	Position	Business Address
Barbara Adams	Retired

Todd C. Builione	President of FSIC II and President of KKR Credit & Markets	9 West 57th Street, Suite 4200, New York, NY 10019

Stephen T. Burdumy	Chief Operating Officer and General Counsel of Transformative Pharmaceutical Solutions, a pharmaceutical solutions provider	1787 Sentry Parkway West, Building 18, Suite 400, Blue Bell, PA 19422

Michael C. Forman	Chairman and Chief Executive Officer of FSIC II

Richard I. Goldstein	Managing Director of Liberty Associated Partners, LP and Associated Partners, LP, both investment funds	3 Bala Plaza, Suite 502, Bala Cynwyd, PA 19004

Jerel A. Hopkins	Vice President and General Counsel of Delaware Management Holdings, Inc., a diversified asset management firm	2005 Market St, One Commerce Square, 9th Floor, Philadelphia, PA 19103

Robert E. Keith, Jr.	Managing Director of TL Ventures, a venture capital firm	435 Devon Park Drive, 700 Building, Wayne, PA 19087

Paul Mendelson	Senior Advisor for Business Development for Lincoln Investment Planning, Inc., a broker-dealer and registered investment adviser

John E. Stuart	Managing Partner of Strategic Business Options, LLC, a strategic consulting firm

Scott J. Tarte	Chief Executive Officer of Sparks Marketing Group, Inc., a global event marketing agency	2828 Charter Road, Philadelphia, PA 19154

Executive Officers

Name	Position
Michael C. Forman	Chairman and Chief Executive Officer of FSIC II

Todd C. Builione	President of FSIC II

Zachary Klehr	Executive Vice President of FSIC II

William Goebel	Chief Financial Officer and Treasurer of FSIC II

Daniel Pietrzak	Chief Investment Officer of FSIC II

Stephen S. Sypherd	General Counsel and Secretary of FSIC II

James F. Volk	Chief Compliance Officer of FSIC II